UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment no. 2 to

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023
Commission File Number 001-37652

Biodexa Pharmaceuticals PLC

(Translation of registrant’s name into English)
1 Caspian Point,
Caspian Way,
Cardiff, CF10 4DQ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Report on Form 6-K, including Exhibit 10.1 is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333- 267932).

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EXPLANATORY NOTE

On May 23, 2023, Biodexa Pharmaceuticals PLC (the “Company”) entered into a securities purchase agreement with certain institutional investors (the “Purchase Agreement”) relating to the offer and sale of 22,135,922 American Depositary Shares (“ADSs”) at a purchase price of US$0.15 per ADS in a registered direct offering (the “Registered Offering”). The ADSs to be issued in the Registered Offering will be issued pursuant to a prospectus supplement filed with the SEC in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-267932), which was originally declared effective on October 26, 2022.

This Amendment No. 2 to Form 6-K amends the Company’s Form 6-K dated May 24, 2023, as amended by Amendment No. 1 to Form 6-K dated May 25, 2023, in connection with the Amended and Restated Securities Purchase Agreement, which amended certain definitions in the Purchase Agreement, including the definitions of “Additional Subscription Amount,” “Ordinary Shares” and “Shareholder Approval.”

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Amended and Restated Purchase Agreement

On May 25, 2023, Biodexa Pharmaceuticals PLC (“Biodexa” or the “Company”) entered into an Amended and Restated Securities Purchase Agreement to the Purchase Agreement, dated as of May 25, 2023 and effective as of May 23, 2023 (the “Amended and Restated Purchase Agreement”), with certain institutional investors (each an “Investor”) relating to the offer and sale of 22,135,922 American Depositary Shares (“ADSs”) at a purchase price of US$0.15 per ADS in a registered direct offering (the “Registered Offering”).

The Amended and Restated Purchase Agreement amended and restated the Purchase Agreement to modify the definitions of “Additional Subscription Amount,” “Ordinary Shares” and “Shareholder Approval” in order to provide that the nominal value of the ordinary shares of the Company shall be subject to any adjustment as may be approved by the shareholders of the Company after the closing date of the Registered Offering at a general meeting pursuant to a share subdivision or other capital reorganization.

The foregoing description of the Amended and Restated Purchase Agreement is not complete and is qualified in its entirety by references to the full text of the form of the Amended and Restated Purchase Agreement and are incorporated by reference herein.

Risk Factors

The following additional Risk Factors are incorporated by reference into the Prospectus Supplement.

The Series C and Series D  Warrants are speculative in nature and require shareholder approval which may not be obtained.

Pursuant to the terms of the Amended and Restated Purchase Agreement, the Company expects, in a private placement transaction, to issue and sell to the Investors (i) ADS purchase warrants exercisable for an aggregate of 33,203,883 ADSs (the “Series C Warrants”) and (ii) ADS purchase warrants exercisable for an aggregate of 22,135,922 ADSs (the “Series D Warrants” and, together with the Series C Warrants, the “Warrants”). The ADSs issuable upon exercise of the Series C Warrants are referred to herein as the “Series C Warrant ADSs.” The ADSs issuable upon exercise of the Series D Warrants are referred to herein as the “Series D Warrant ADSs,” and the Series D Warrant ADSs together with the Series C Warrant ADSs are referred to herein as the “Warrant ADSs.” The Warrants will be exercisable at an exercise price of US$0.20 per ADS, subject to adjustments for certain dilutive Company equity issuances. The Warrants become exercisable upon receipt of shareholder approval (the “Shareholder Approval”) to allot the Warrants, the Warrant ADSs and the ordinary shares underlying the Warrant ADSs offered in the Private Placement without triggering statutory preemptive rights under the laws of England and Wales and to subdivide and redesignate the ordinary shares and adopt new articles of association.

While the Company has agreed to hold a special meeting of shareholders (which may also be at the annual meeting of shareholders) at the earliest practical date, but in no event later than June 14, 2023 for the purpose of obtaining Shareholder Approval, with the recommendation of the Company’s Board of Directors that such proposal is approved, and the Company shall solicit proxies from its shareholders in connection therewith in the same manner as all other management proposals in such proxy statement and all management-appointed proxyholders shall vote their proxies in favor of such proposal, Shareholder Approval may not be obtained. In the event such Shareholder Approval is not obtained, the Warrants will have no value.

Forward-Looking Statements

This Form 6-K contains forward-looking statements that involve risks and uncertainties, such as statements related to the anticipated closing of the Offering and the amount of proceeds expected from the Offering. The risks and uncertainties involved include the Company’s ability to satisfy certain conditions to closing on a timely basis or at all, market conditions, and other risks detailed from time to time in the Company’s periodic reports and other filings with the Securities and Exchange Commission. You are cautioned not to place undue reliance on forward-looking statements, which are based on the Company’s current expectations and assumptions and speak only as of the date of this Form 6-K. The Company does not intend to revise or update any forward-looking statement in this Form 6-K as a result of new information, future events or otherwise, except as required by law.

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SUBMITTED HEREWITH

Attached to the Registrant’s Form 6-K filing for the month of May 2023, and incorporated by reference herein, is:

Exhibit No.	Description

10.1	Form of Amended and Restated Securities Purchase Agreement, dated as of May 25, 2023, by and between Biodexa Pharmaceuticals PLC and the investors identified on the signature pages thereto.*

* Non-material schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company hereby undertakes to furnish supplemental copies of any of the omitted schedules and exhibits upon request by the SEC.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Biodexa Pharmaceuticals PLC

Date: May 25, 2023	By:	/s/ Stephen Stamp
Stephen Stamp
Chief Executive Officer and
Chief Financial Officer

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